Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

The following communication was made available by Lucid Motors on its employee Intranet on March 23, 2021:

LUCID SPAC FAQ

The following FAQs are being provided to help you better understand the proposed transaction and work more effectively with your financial and tax advisors.

What are the basic terms of the proposed SPAC transaction with Churchill Capital Acquisition Corp IV?

Answer: The exact mechanics of the transaction are complex. The basic construct is that Atieva, Inc. d/b/a Lucid Motors (“Lucid”) will merge into a subsidiary of Churchill Capital Acquisition Corp IV (“Churchill”), and Churchill will be renamed “Lucid Group, Inc.” All outstanding Lucid common shares, options, RSUs and warrants will be converted into shares of common stock, options, RSUs and warrants of Lucid Group Inc.

What is a SPAC?

Answer: A SPAC is a “special purpose acquisition company,” also sometimes referred to as a “blank check” company.

A SPAC raises a pool of capital in an IPO and then searches for a company to “take public” by investing the proceeds from the IPO into that company via a business combination, which is often combined with a separate “PIPE” investment (private investment in public equity).

What will we get as part of the merger?

Answer: Lucid shareholders will receive a total of $11.75 billion plus any net cash on Lucid’s balance sheet, in the form of shares of Lucid Group, Inc. Class A common stock based on a value of $10.00 per share. Issued and unexercised options to purchase Lucid common shares, whether vested or unvested, will become options to purchase shares of Lucid Group, Inc. common stock. Lucid RSUs will become Lucid Group, Inc. RSUs. Lucid warrants will become warrants to acquire common stock of Lucid Group, Inc. The amount of Lucid Group, Inc. options, RSUs and warrants each holder will receive will be based on an exchange ratio which is described below (see “How many shares in the public company do I get?” and “What if I have never exercised any of my vested options and I don’t want to exercise them now? What do I have to do?”).

It is expected that our majority shareholder will continue to hold a majority of the outstanding voting power of Lucid Group, Inc. immediately following the closing of the merger.

Where does the $10 per share come from?

Answer: When Churchill went public in July 2020, it raised $2.07 billion by selling 207 million units for $10.00 per unit. The units included Class A common stock of Churchill and one-fifth of one redeemable warrant to purchase Class A common stock of Churchill. Churchill was formed solely for the purpose of finding and merging with a company like ours. The shares of Class A common stock that Lucid stockholders will receive are valued at $10.00 per share for purposes of the merger agreement. The Churchill Class A common stock, which will be Lucid Group, Inc. common stock after the closing of the transaction, also trades on the New York Stock Exchange.

The entity that formed Churchill (called the “sponsor”) also holds shares of Class B common stock in Churchill and warrants to purchase Class A common stock of Churchill, some of which the sponsor agreed to forfeit under certain conditions, subject to earn-back provisions.

How many shares in the public company do I get?

You will receive shares of Class A common stock of Lucid Group, Inc. depending on an exchange ratio that takes into consideration the total number of shares, vested options and warrants outstanding before the closing of the merger. The exchange ratio is based on a formula which includes factors that will remain dynamic and subject to change until the day that the merger closes. Although the exchange ratio is not yet precisely known, we expect that every Lucid common share will be exchanged for at least two shares of Lucid Group, Inc. Class A common stock (e.g. if you hold 1,000 Lucid common shares, then those shares will convert into 2,000 shares or more of Lucid Group, Inc. common stock).

What are my shares worth?

Answer: It depends. After the transaction closes, the shares of Lucid Group, Inc. Class A common stock will be listed on a public exchange under a new trading symbol, “LCID,” and their value will be the then-current trading price, which will depend on a lot of different factors that will impact the trading price.

How do I find out the number of Lucid shares I currently own and/or how many vested or unvested options I have?

Answer: At Shareworks (www.shareworks.com). You should have an active Shareworks account and once logged-in, you can find out your current share holdings, options holdings and how many of your options are vested and unvested. If you do not have a Shareworks account or are having issues accessing your Shareworks account, please email stockquestions@lucidmotors.com.

If I currently have Lucid vested options, but I have yet to exercise my options and become a shareholder, can I exercise my options before the merger closes?

Answer: We are currently allowing employees to exercise their vested incentive stock options. The exercise of non-qualified stock options, however, is suspended. Since the date that we received a letter of intent to enter into a SPAC merger, we have been unable to confirm the fair market value of Atieva, Inc. common shares with precision, which impacts our ability to calculate tax withholdings on non-qualified option exercises. We intend to implement re-enable the exercise of non-qualified options soon and will notify you when that is available. Note that we will also announce a deadline to exercise options before the merger closes, and exercises will not be permitted for any options until a specified date after the merger closes.

Does this mean we are a public company now?

Answer: The announcement of the merger with Churchill does not make us a public company, nor does it guarantee that we will close the merger. There are several steps left to take. Churchill filed a registration statement with the Securities and Exchange Commission, which is under review with the SEC. We anticipate that the SEC will provide comments to the registration statement, to which Churchill will respond, before the SEC will declare it effective. After the registration statement is effective, we will communicate with all shareholders regarding the process to receive their shares of Churchill common stock. The transaction is expected to close in the second quarter of 2021.

However, it is important to note that Churchill is a public company, and Lucid employees should not trade in the securities of Churchill (shares, warrants or any derivative instrument), because securities of Churchill will now trade based on the market’s perception of Lucid.

You must also refrain from sharing any information about Lucid that is non-public and that might be deemed “material” with respect to Churchill or Lucid. “Materiality” is a vague concept under the securities laws, but material information is generally information that might impact a reasonable investor’s investment decision with respect to a security. Information about developments with respect to the Lucid Air, including specifications, performance and SOP timing, are particularly sensitive, as are projections, operating results, valuation, and other business or market developments. When in doubt, it is best to exercise caution. In particular, you should avoid making statements in social media or other public forums. If you have any questions, please contact mergerquestions@lucidmotors.com.

If you currently hold any securities of Churchill, please reach out to mergerquestions@lucidmotors.com.

What can or can’t I tell my friends/family if they are interested in buying Lucid stock when available?

Answer: You may get questions from investors, business partners, even family and friends. If that happens, it is critical that sensitive internal information, including information relating to the Lucid Air and any future plans, is kept strictly confidential.

It is very important that everyone refrain from making any comments about our financial performance, the merger or future plans to anyone outside of the company.

Company communications must remain internal and are not to be shared with anyone outside of Lucid—this includes information or statements about the merger (including any of the information we share with you about it, such as this FAQ), and any material non-public information as noted above.

This expectation extends to all communication channels such as e-mail, Twitter, Facebook, blogs, conversations with vendors, friends, family, etc.

If you are contacted by anyone outside of the company, including media, industry analysts, or investors, regarding our planned business combination, please direct them to media@lucidmotors.com.

This is very important, and we ask for everyone’s help in protecting our information as failing to do so may impact the transaction.

Can I buy/sell/trade shares of Churchill’s Class A common stock?

Answer: In short, no. Please don’t trade shares of Churchill’s Class A common stock, warrants or any related products like options, futures, or other derivatives.

We’re working on some additional policies and guidelines that’ll help keep you out of trouble on this front. Those will be coming between now and closing. But for now, please continue to live by a simple rule: don’t trade Churchill securities.

Are there any tax consequences for me if I exercise my options?

Answer: Depending on each individual’s situation, there could be tax consequences, and some of those tax consequences could be immediate and irreversible. You should consult a tax advisor to determine the potential tax consequences of exercising an option and how your exercise will be treated on your tax return. You can receive a rough estimate of potential tax consequences in Shareworks.

What if I have never exercised any of my vested options and I don’t want to exercise them now? What do I have to do?

Answer: Nothing. If you decide not to exercise your vested options before the merger closes, you don’t have to do anything. Your vested options (and any unvested options you might also have) will be converted into options to purchase Lucid Group, Inc. Class A common stock at the exchange ratio referenced above and the strike price will be adjusted accordingly. The option will continue to vest and be exercisable in accordance with the terms in your stock option award agreement, subject only to the outside time limit on exercises as noted in the grant document.

What if none of my options are vested? What do I have to do?

Answer: Nothing. All of your options will be converted into options to purchase Lucid Group, Inc. Class A common stock at the same exchange ratio referenced above, and the strike price will be adjusted accordingly. The option will continue to vest and be exercisable in accordance with the terms in your stock option award agreement. For example, if you hold 1,000 stock options with a strike price of $2.00 per share and the final exchange ratio is 2 shares of Lucid Group, Inc. for every 1 share of Atieva, Inc., after the merger closes you should have 2,000 stock options (i.e. 1,000 x 2) with a strike price of $1.00 per share (i.e. $2.00 / 2).

After the merger closes, can I freely sell my shares of Lucid Group, Inc. Class A common stock or exercise and sell my vested options and warrants?

Answer: Not right away. A 180-day “lock-up” period will apply to all Lucid Group, Inc. Class A common stock issued to Lucid shareholders at closing and the Lucid Group, Inc. options, RSUs and warrants into which Lucid options, RSUs and warrants are converted. During this 180-day period, with limited exceptions, you will be restricted from selling, offering or contracting to sell, pledging, lending or otherwise transferring your shares.

What do I do next?

Answer: If you are considering exercising any of your options, or you have other questions, please consult a tax advisor to help you determine what you should do.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the “proposed transactions”) and the potential success of Lucid’s go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity; risks related to future market adoption of Lucid’s offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid’s ability to rapidly innovate; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid’s ability to manage expenses; Lucid’s ability to effectively utilize zero emission vehicle credits; the amount of redemption requests made by CCIV’s public shareholders; the ability of CCIV or the combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed in CCIV’s final prospectus dated July 30, 2020 and the Quarterly Reports on Form 10-Q for the quarters ended July 30, 2020 and September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid’s and CCIV’s assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to shareholders of CCIV for their consideration. CCIV intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CCIV’s shareholders in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, CCIV will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. CCIV’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions will be set forth in CCIV’s proxy statement/prospectus when it is filed with the SEC. You can find more information about CCIV’s directors and executive officers in CCIV’s final prospectus filed with the SEC on July 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Trademarks

This communication contains trademarks, service marks, trade names and copyrights of Lucid, CCIV and other companies, which are the property of their respective owners.